UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SUNCOR ENERGY INC.

(Exact name of the registrant as specified in its charter)

Canada	1-12384	98-0343201
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

150 - 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Shawn Poirier

(403) 296-8000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _______.

☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

ITEM 1.02 - Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 - Resource Extraction Issuer Disclosure and Report

Suncor Energy Inc. (Suncor or the company) is subject to Canada’s Extractive Sector Transparency Measures Act (ESTMA). Suncor is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. Suncor’s ESTMA report is available on the company’s website at https://www.suncor.com/en-ca/investors/financial-reports-and-guidance/estma-reports. The payment disclosure required for Suncor by Form SD is included as Exhibit 2.01 to this Form SD.

Suncor is also filing on behalf of its subsidiary Suncor Energy (Syncrude) Operating Inc. (Syncrude). Syncrude is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. Syncrude’s ESTMA report is available on Suncor’s website at https://www.suncor.com/en-ca/investors/financial-reports-and-guidance/estma-reports. The payment disclosure required by Form SD for Syncrude is included as Exhibit 2.02 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01 - Exhibits

The following exhibits are filed as part of this Form SD.

Exhibit	Title
2.01

Suncor Energy Inc. Extractive Sector Transparency Measures Act – Resource Extraction Payment Report for the year ended December 31, 2025 as required by Item 2.01 of this Form (Interactive Data File formatted in inline XBRL).

2.02

Suncor Energy (Syncrude) Operating Inc. Extractive Sector Transparency Measures Act – Resource Extraction Payment Report for the year ended December 31, 2025 as required by Item 2.01 of this Form (Interactive Data File formatted in inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: July 6, 2026	SUNCOR ENERGY INC.

/s/ Shawn Poirier
Shawn Poirier Assistant Corporate Secretary